Exhibit 99.197

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into effective as of November 7, 2012, by and between North Valley Bancorp, a California corporation (“NV Bancorp” or “Employer”), and Scott R. Louis, an individual (“Employee”), to amend, restate, supersede and replace in its entirety the Employment Agreement between Employer and Employee dated November 1, 2005. The parties hereto agree as follows:

               1.               Term of Employment. Subject to the provisions of Paragraph 12 below, Employer employs Employee and Employee hereby accepts employment with Employer, upon the terms and conditions set forth in this Agreement, commencing on November 7, 2012, and ending on December 31, 2013. The term of this Agreement shall be automatically extended for additional one (1) year periods, unless Employee or Employer gives written notice of non-renewal not less than sixty (60) days prior to the end of the prior term.

               2.               Duties and Obligations of Employee. Employee shall serve as the Executive Vice President / Chief Operating Officer of Employer. In addition, Employee shall serve as the Executive Vice President / Chief Operating Officer of Employer’s subsidiary, North Valley Bank. Employee shall perform the customary duties of such office in the commercial banking industry, and such other duties as may from time to time be requested of Employee by Employer, as set forth in the Position Description attached hereto as Exhibit A.

Any change in the position description or job title will not constitute a termination of this Agreement.

               3.               Devotion to Employer’s Business. Employee shall devote his full business time, ability, and attention to the business of Employer during the term of this Agreement and shall not during the term of this Agreement, without the prior written consent of Employer’s Board of Directors, engage in any other business activities, duties, or pursuits whatsoever, or directly or indirectly render any services of a business, commercial, or professional nature to any other person or organization, whether for compensation or otherwise, which would interfere or conflict with discharging Employee’s duties. The expenditure of reasonable amounts of time for educational, charitable, or professional activities shall not, however, be deemed a breach of this Agreement if those activities do not interfere with the services required of Employee under this Agreement.

               4.               Noncompetition by Employee. Employee shall not, during the term of this Agreement, directly or indirectly, either as an employee, employer, consultant, agent, principal, stockholder, officer, director, member or in any other individual or representative capacity, engage or participate in any business that is in competition with the business of Employer. Nothing in this Agreement shall be interpreted to prohibit Employee from making passive personal investments so long as such interests do not create a conflict of interest with the Employer. However, Employee shall not directly or indirectly acquire, hold, or retain any material interest in any business competing with or similar in nature to the business of Employer.

Employment Agreement

North Valley Bancorp / Scott R. Louis

               5.               Indemnification.

                 (a)               Employee shall indemnify and hold Employer harmless from all liability for loss, damage, or injury to persons or property resulting from the gross negligence or intentional misconduct of the Employee.

                 (b)              Employer shall indemnify Employee pursuant to the terms of that certain Indemnification Agreement between Employer and Employee dated November 1, 2005, and any subsequent revisions or Indemnification Agreements that later become effective.

               6.               Confidential Information; Nondisclosure of Information.

                 (a)               Confidential Information. Employer has and will develop and own certain Confidential Information, which has a great value in its business. Employer also has and will have access to Confidential Information of its customers. “Customers” shall mean any persons or entities for whom Employer performs services or from whom Employer obtains information. Confidential Information includes information disclosed to Employee during the course of his employment, and information developed or learned by Employee during the course of his employment. Confidential Information is broadly defined and includes all information which has or could have commercial value or other utility in Employer’s business or the businesses of Employer’s customers. Confidential Information also includes all information which could be detrimental to the interests of Employer or its customers if it were disclosed. By example and without limitation, Confidential Information includes all information concerning loan information, Customer data, including but not limited to Customer and supplier identities, Customer characteristics or agreements and Customer lists, applicant data, employment categories, job classifications, employment histories, job analyses and validations, preferences, credit history, agreements, and any personally identifiable information related to Customers, or Customer’s employees, customers or clients, including names, addresses, phone numbers, account numbers and social security numbers; any information provided to Employee by a Customer, including but not limited to electronic information, documents, software, and trade secrets; historical sales information; advertising and marketing materials and strategies; financial information related to Employer, Customers, Customer’s employees or any other party; labor relations strategies; research and development strategies and results, including new materials research; pending projects and proposals; production processes; scientific or technological data, formulae and prototypes; employee data, including but not limited to any personally identifiable information related to employees, and co-workers, their spouse-partner and/or family members such as names, addresses, phone numbers, account numbers, social security numbers, employment history, credit information, and the compensation of co-workers; anything contained in another employee’s personnel file; individually identifiable health information of other employees, and co-workers, their spouse-partner and/or family members, Customers, or any other party, including but not limited to any information related to a physical or mental health condition, the provision of health care, the payment of health care, or any information received from a health care provider, health care plan or related entity; pricing and product information; computer data information; inventory levels and products; supplier information and data; testing techniques; processes; formulas; trade secrets; inventions; discoveries; improvements; specifications; data, know-how, and formats; marketing plans; pending projects and proposals; business plans; computer processes; computer programs and codes; technological data; strategies; forecasts; budgets; and projections.

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                (b)               Protection of Confidential Information. Employee agrees that at all times during and after his employment by Employer, Employee will keep confidential and not disclose to any third party or make any use of the Confidential Information of Employer or its customers, except for the benefit of Employer or its customers and in the course of his employment. In the event Employee is required by law to disclose such information described in this Paragraph 6, Employee will provide Employer and its legal counsel with immediate notice of such request so that Employer may consider seeking a protective order. For purposes of this Agreement, the disclosure of any Confidential Information at any time except as required by law shall be considered to be “unfair competition”. Employee also agrees not to remove or permit the removal of Confidential Information from Employer’s place of business without the express written authorization of an Officer of Employer or its authorized representative. Employee acknowledges that he is aware that the unauthorized disclosure of Confidential Information of Employer or its customers may be highly prejudicial to their interests, an invasion of privacy, and an improper disclosure of trade secrets and financial information in violation of state and federal law.

                (c)              No Prior Commitments. Employee has no other agreements, relationships, or commitments to any other person or entity that would conflict with Employee’s obligations to Employer under this Agreement. Employee will not disclose to Employer or use or induce Employer to use, any proprietary information or trade secrets of others. Employee represents and warrants that he has returned all property and confidential information belonging to all other prior employers.

                (d)              Return of Property. In the event Employee’s employment with Employer is terminated (voluntarily or otherwise), Employee agrees to inform Employer of all documents and other data relating to his employment which is in his possession and control and to deliver promptly all such documents and data to Employer.

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                (e)              Sanctions for Unauthorized Taking of Trade Secrets. Employee understands that taking of Employer’s trade secrets is a crime under California Penal Code section 449(c) and could also result in civil liability under California’s Uniform Trade Secrets Act (Civil Code sections 3426-3426.11), and that willful misappropriation may result in an award against Employee of triple the amount the Employer’s damages and Employer’s attorney fees for collecting such damages.

                (f)              Obligations Following Termination. After termination of employment (whether voluntary or otherwise), Employee will continue to protect Employer’s Confidential Information, and in order to do so will not, either directly or indirectly for a period of two (2) years after termination of employment, (i) employ or attempt to employ any other employee of the Employer while the other employee is employed by the Employer; (ii) advise or recommend to any other person that such other person employ or attempt to employ any other employee of Employer while the other employee is employed by Employer; (iii) induce or attempt to induce any other employee of the Employer to quit the Employer; (iv) interfere with the business of Employer by inducing any other individual or entity to sever its relationship with Employer or (v) solicit any Customers or potential Customers of Employer for services similar to those performed by Employer, even if such services are not directly competitive with Employer’s services.

                (g)              Injunctive Relief. Employee acknowledges that breach of this Paragraph may cause Employer irreparable harm for which money is inadequate compensation. Employee therefore agrees that Employer will be entitled to injunctive relief to enforce this Paragraph and this Agreement, in addition to damages and other available remedies, and Employee consents to such injunctive relief pursuant to Paragraph 14 below.

                7.             Written or Printed Material. All written or printed materials, notebooks and records and all electronic media including, without limitation, computer disks used by Employee in performing duties for Employer, are and shall remain the sole property of Employer. Upon termination of employment, Employee shall promptly return all such material (including all copies, extracts and summaries) to Employer. This Paragraph 7 shall survive expiration or termination of this Agreement.

                8.             Surety Bond. Employee agrees that he will furnish all information and take any other steps necessary from time to time to enable Employer to obtain or maintain a fidelity bond conditional on the rendering of a true account by Employee of all monies, goods, or other property which may come into the custody, charge, or possession of Employee during the term of his employment. The surety company issuing the bond and the amount of the bond must be acceptable to Employer. All premiums on the bond shall be paid by Employer. If Employee cannot qualify for a surety bond at any time during the term of this Agreement, Employer shall have the option to terminate this Agreement immediately without any obligation to pay severance benefits to Employee in accordance with Paragraph 12(d) of this Agreement.

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                9.             Compensation.

                (a)              Base Salary. In consideration for the services to be performed hereunder, Employee shall receive a salary at the rate of One Hundred Sixty-Nine Thousand Seven Hundred Eighty-Five and 00/100 Dollars ($169,785.00) per year, payable in accordance with Employer’s payroll practices, subject to applicable adjustments for withholding taxes and prorations for any partial employment period. Employee shall receive such annual adjustments in salary, if any, as may be determined by Employer’s President and Chief Executive Officer, in consultation with the Board of Directors of Employer, simultaneously with the review of all other executive officers.

                (b)              Annual Incentive Bonus. Employee shall be eligible to be considered for an annual incentive bonus. Any bonus given shall be at the sole discretion of Employer’s Board of Directors and President and Chief Executive Officer, and shall in no event be paid any later than the fifteenth (15th) day of the third (3rd) calendar month following the later of the end of Employee’s taxable year or the end of Employer’s taxable year in which a legally binding right to bonus arises.

                (c)              Stock Option Plan. Employee shall be eligible to participate in a Stock Option Program for the purchase of shares of the Common Stock of Employer, pursuant to the terms of Employer’s 2008 Employee Stock Incentive Plan (“2008 Plan”) as part of the North Valley Bancorp Long Term Incentive Plan, as established by the Employer’s Board of Directors. Employer’s 2008 Plan and Long Term Incentive Plan may be modified or terminated by Employer’s Board of Directors from time to time. Any grants, vesting schedules, or other terms and conditions of the stock option shall be consistent with the 2008 Plan, as modified from time to time, and shall be evidenced by Stock Option Agreements entered into between Employer and Employee.

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                (d)              Nonqualified Retirement Plans. Employee shall be eligible to participate in both the Executive Salary Continuation Plan and the Executive Deferred Compensation Plan, each amended and restated effective as of January 1, 2007, as such plans may be amended from time to time by Employer’s Board of Directors and as determined by the President and Chief Executive Officer.

               10.          Other Benefits. Employee shall be entitled to those employee benefits adopted by Employer for all employees of Employer, subject to applicable qualification requirements and regulatory approval requirements, if any. Employee shall be further entitled to the following additional benefits which shall supplement or replace, to the extent duplicative of any part or all of the general employee benefits, the benefits otherwise provided to Employee:

                (a)              Vacation. Employee shall be entitled to a total of four (4) weeks annual vacation leave at his then existing rate of Base Salary each year during the term of this Agreement. Employee may be absent from employment for vacation as long as such leave is reasonable and does not jeopardize Employee’s performance of the responsibilities and duties specified in this Agreement. The length of vacation should not exceed two (2) weeks without the approval of Employer. Vacation time, if any, shall be determined in accordance with Employer’s personnel policies.

                (b)              Automobile Expense Reimbursement and Insurance. Employer shall reimburse Employee for automobile expenses of Six Thousand Dollars ($6,000.00) per year during the term of this Agreement, payable at the rate of Five Hundred Dollars ($500.00) per month. Employee shall acquire or otherwise make available for Employee’s business and personal use an automobile, suitable to his position, and (i) maintain it in good condition and repair; (ii) maintain general comprehensive liability insurance and property damage insurance policies with insurer(s) acceptable to Employer and such coverages in such amounts as may be acceptable to Employer from time to time; and (iii) such policies shall name Employer as an additional insured, subject to the requirement that Employee’s reimbursement described above shall be increased in an amount equal to the additional premium expense, if any, resulting from Employer being named as an additional insured. Employer may, in its sole discretion, elect to provide and pay for such insurance policies in lieu of Employee maintaining such policies.

               11.           Business Expenses. Employee shall be reimbursed for all ordinary and necessary expenses incurred by Employee in connection with his employment subject to expense account guidelines established by the Board of Directors of Employer. Employee shall also be reimbursed for reasonable expenses incurred in activities associated with promoting the business of Employer, including expenses for entertainment, travel, conventions, educational programs, club memberships with the prior approval by Employer’s President and Chief Executive Officer or Board of Directors. Employer will pay for or will reimburse Employee for such expenses upon presentation by Employee of receipts or other appropriate evidence of such expenditures. Whenever in this Agreement Employee is entitled to reimbursement for an expense, the reimbursement shall occur as soon as practicable after Employee has satisfied the requirements for the reimbursement as set forth herein; however, any reimbursement shall be made no later than the last day of the year following the year in which the expense for which reimbursement is sought is incurred.  The expenses eligible for reimbursement during a year shall not affect the expenses eligible for reimbursement in any other year.  No right to reimbursement is subject to liquidation or exchange for another benefit.

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               12.           Termination of Agreement.

                (a)              Termination by Employer For Cause. Employer may terminate this Agreement immediately upon any of the following events:

(i)              Employee’s death;

(ii)             Employee’s disability;

(iii)            Employee’s commission of acts of material dishonesty, fraud, misrepresentation or moral turpitude such that Employer’s reputation would be harmed;

(iv)            Employee’s failure to reasonably perform Employee’s duties as described in Employee’s job description as modified by Employer from time to time;

(v)             Employer’s determination that other “good cause” exists to terminate Employee;

(vi)            Employee’s refusal or neglect to comply with any lawful or reasonable order given to Employee by Employer;

(vii)            Any material breach of this Agreement by Employee;

(viii)            The occurrence of circumstances that make it impossible or impractical for Employer to conduct or continue its business, or the loss by Employer of legal capacity to contract.

                (b)             Other Termination by Employer. Employer may, at its election and in its sole discretion, terminate this Agreement for no cause, by giving thirty (30) days’ prior written notice of termination to Employee, without prejudice to any other remedy to which Employer may be entitled either at law, in equity or under this Agreement; and Employer may give sixty (60) days’ prior written notice of non-renewal of this Agreement pursuant to Paragraph 1 above. Upon such termination or non-renewal, Employee shall be entitled to receive any employment benefits which shall have accrued prior to such termination and the severance pay specified in Paragraph 12(d) below. If Employer terminates Employee in breach of this Agreement, Employee’s damages shall be limited to payment of the severance in Paragraph 12(d).

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                (c)              Termination by Employee. This Agreement may be terminated by Employee for any reason, or no reason, by giving thirty (30) days’ prior written notice of termination to Employer or by giving sixty (60) days’ prior written notice of non-renewal of this Agreement pursuant to Paragraph 1 above. Upon such termination or non-renewal, all rights and obligations accruing to Employee under this Agreement shall cease, except that such termination or non-renewal shall not prejudice Employee’s rights regarding employment benefits which shall have accrued prior to such termination or non-renewal and any other remedy which Employee may have at law, in equity or under this Agreement, which remedy accrued prior to such termination or non-renewal.

                (d)              Severance Pay - Termination by Employer. In the event of termination or non-renewal by Employer pursuant to Paragraph 12(a)(viii) or 12(b) of this Agreement, Employee shall be entitled to receive severance pay at Employee’s rate of salary immediately preceding such termination equal to one (1) year’s Base Salary, if any, payable in accordance with Employer’s normal payroll practices. Severance pay shall commence in the payroll period immediately following the later of (i) the effective date of termination (including a termination following notice of non-renewal) or (ii) the date of expiration of the statutory period during which the release of claims described below may be revoked, provided Employee has executed and submitted such release of claims and has not revoked it during such statutory period. The initial payment shall include the amounts (if any) that would have been paid before such commencement date had payments begun immediately following termination.

Notwithstanding the foregoing, if, under the Salary Continuation Plan, the Executive Deferred Compensation Plan or any other Employer plan or agreement to which Employee is a party, payments are made to Employee prior to or over the course of the severance pay period described in this subparagraph (d) on account of a change in control of Employer or of an affiliate of Employer, the severance pay pursuant to this subparagraph (d) shall be reduced, on a dollar for dollar basis, by any such change in control payments (provided that, where such change in control payments were made prior to the severance pay period described in this subparagraph (d), the severance pay shall be reduced, on a dollar by dollar basis, by the value of such change in control payments, determined as of the date of termination by Employer pursuant to Paragraph 12(a)(viii) or 12(b) using actuarial assumptions reasonably determined by Employer). Each installment of any remaining severance pay shall be reduced proportionately for the reduction described in the immediately preceding sentence.

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Employee acknowledges and agrees that severance pay pursuant to this subparagraph (d) is in lieu of all damages, payments and liabilities on account of the early termination of this Agreement and the sole and exclusive remedy for Employee terminated at the will of Employer pursuant to Paragraph 12(b) or pursuant to certain provisions of Paragraph 12 described herein, and shall be subject to Employee’s execution of a complete release of all claims Employee may have against Employer, its officers, directors, agents, employees, predecessors, successors, parents, subsidiaries, and affiliates (“Related Parties”). If upon termination of employment Employee chooses to arbitrate any claims pursuant to Paragraph 14, Employee shall be deemed to have waived Employee’s right, if any, to severance.

                (e)              Severance Pay – Change in Control. In the event of a “change in control” as that term is defined in the Salary Continuation Plan and the Executive Deferred Compensation Plan in effect from time to time, any conflict between the provisions of this Agreement and the provisions of the Salary Continuation Plan or the Executive Deferred Compensation Plan shall be resolved in favor of the Salary Continuation Plan or the Executive Deferred Compensation Plan, as applicable.

                (f)              Termination by Employer - Paragraph 12(a). If Employer terminates this Agreement pursuant to Paragraph 12(a), (iii), (iv), (v), (vi) or (vii), Employee shall only be entitled to receive the Employee’s accrued but unpaid wages and accrued but unused vacation. Employee shall not be entitled to receive any other sums, including but not limited to pro-rated incentive bonus or Severance, or pro-rated fringe benefits. If Employer terminates this Agreement pursuant to Paragraph 12(a)(i) or (ii), Employee or Employee’s estate shall receive those payments, if any, for which he is eligible pursuant to Employer’s long-term disability insurance program, life insurance benefits, if any, and other plans and programs of Employer.

                13.           Notices. Any notices to be given hereunder by either party to the other shall be in writing and may be transmitted by personal delivery or by U.S. mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses listed as follows:

Employment Agreement

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Employer:	North Valley Bancorp
300 Park Marina Circle
Redding, California 96001
ATTN: Michael J. Cushman,
President and Chief Executive Officer

With a copy to:	Leo Graham, General Counsel
North Valley Bancorp
300 Park Marina Circle
Redding, California 96001

Employee:	Scott R. Louis
2637 La Rinconada Place
Redding, California 96002

Each party may change the address for receipt of notices by written notice in accordance with this Paragraph 13. Notices delivered personally shall be deemed communicated as of the date of actual receipt; mailed notices shall be deemed communicated as of three (3) days after the date of mailing.

                14.           Arbitration.

                (a)              All claims, disputes and other matters in question arising out of or relating to this Agreement or the breach or interpretation thereof shall be resolved by binding arbitration before a representative member, selected by the mutual agreement of the parties, of the Judicial Arbitration and Mediation Services, Inc., Sacramento, California (“JAMS”), in accordance with the rules and procedures of JAMS then in effect. In the event JAMS is unable or unwilling to conduct such arbitration, or has discontinued its business, the parties agree that a representative member, selected by the mutual agreement of the parties, of the American Arbitration Association, Sacramento, California (“AAA”), shall conduct such binding arbitration in accordance with the rules and procedures of the AAA then in effect. Notice of the demand for arbitration shall be filed in writing with the other party to this Agreement and with JAMS (or AAA, if necessary). In no event shall the demand for arbitration be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Any award rendered by JAMS or AAA shall be final and binding upon the parties, and as applicable, their respective heirs, beneficiaries, legal representatives, agents, successors and assigns, and may be entered in any court having jurisdiction thereof. The obligation of the parties to arbitrate pursuant to this clause shall be specifically enforceable in accordance with, and shall be conducted consistently with, the provisions of Title 9 of Part 3 of the California Code of Civil Procedure. Any arbitration hereunder shall be conducted in Sacramento, California, unless otherwise agreed to by the parties.

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                (b)              In the event that either party seeks injunctive relief, consistent with this arbitration clause such relief shall be sought pursuant to California Code of Civil Procedure sections 1281.8 and 527, or any successor statutes.

                (c)              The parties expressly state that it is their intent to arbitrate disputes between them. Therefore, this Agreement shall be construed so as to be consistent with applicable federal and California law and to be enforceable to the maximum extent allowable by law to provide arbitration as the forum to resolve their disputes. If necessary, any portion of this Agreement that is unenforceable by law shall be stricken, and the arbitrator or the court, as the case may be, shall have the power to reform this Agreement to the extent necessary to comply with applicable law and to give effect to the parties’ intent that they shall arbitrate their disputes.

                15.           Attorneys’ Fees and Costs. In the event of litigation, arbitration or any other action or proceeding between the parties to interpret or enforce this Agreement or any part thereof or otherwise arising out of or relating to this Agreement, the prevailing party shall be entitled to recover its costs related to any such action or proceeding and its reasonable fees of attorneys, accountants and expert witnesses incurred by such party in connection with any such action or proceeding. The prevailing party shall be deemed to be the party which obtains substantially the relief sought by final resolution, compromise or settlement, or as may otherwise be determined by order of a court of competent jurisdiction in the event of litigation, an award or decision of one or more arbitrators in the event of arbitration, or a decision of a comparable official in the event of any other action or proceeding.

                16.           Entire Agreement. This Agreement and the Indemnification Agreement between Employer and Employee dated November 1, 2005, supersede any and all other agreements, either oral or in writing, between the parties with respect to the employment of Employee by Employer (including but not limited to the Employment Agreement between Employer and Employee dated November 1, 2005, but excluding any agreement between Employer and Employee which is incidental to any Employer Plan identified in Paragraph 9 above or to any other employee benefits or plans adopted for all employees of Employer), and contain all of the covenants and agreements between the parties with respect to the employment of Employee by Employer. Each party to this Agreement acknowledges that no other representations, inducements, promises, or agreements, oral or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not set forth herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding on either party.

                17.           Modifications. Any modification of this Agreement will be effective only if it is in writing and signed by a party or its authorized representative.

                18.           Waiver. The failure of either party to insist on strict compliance with any of the terms, provisions, covenants, or conditions of this Agreement by the other party shall not be deemed a waiver of any term, provision, covenant, or condition, individually or in the aggregate, unless such waiver is in writing, nor shall any waiver or relinquishment of any right or power at any one time or times be deemed a waiver or relinquishment of that right or power for all or any other times.

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                19.           Partial Invalidity. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

                20.           Interpretation. This Agreement shall be construed without regard to the party responsible for the preparation of the Agreement and shall be deemed to have been prepared jointly by the parties. Employee acknowledges that the General Counsel of North Valley Bancorp represents Employer, not Employee. Employee has had the opportunity to obtain independent legal counsel in connection with this Agreement, and Employee acknowledges that Employee has either obtained such counsel or has voluntarily declined the services of such counsel. Any ambiguity or uncertainty existing in this Agreement shall not be interpreted against either party, but according to the application of other rules of contract interpretation, if any ambiguity or uncertainty exists.

                21.           Survival of Terms. Paragraphs 5, 6, 7, and 14 through 22 shall survive the termination of this Agreement.

                22.           Governing Law. The laws of the State of California shall govern this Agreement.

EMPLOYEE AND EMPLOYER AGREE THAT BY ENTERING INTO THIS AGREEMENT, EMPLOYEE AND EMPLOYER KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO A TRIAL BY A JUDGE OR JURY.

EMPLOYER:	EMPLOYEE:

NORTH VALLEY BANCORP,

a California corporation

By: /s/ Michael J. Cushman	By: /s/ Scott R. Louis
MICHAEL J. CUSHMAN	SCOTT R. LOUIS
President and Chief Executive Officer

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EXHIBIT A

JOB DESCRIPTION

POSITION:	Chief Operating Officer/Executive Vice-President	GRADE:	19

DEPARTMENT:	Executive	PAY STATUS:	Exempt

REPORTS TO:	CEO, Bancorp

JOB SUMMARY:

This position performs independently as part of the senior management team under the direction of the CEO. The Chief Operating Officer (COO) is responsible for day-to-day administration of Bancorp and its entities. This position develops and implements policies, plans and programs relative to major functions of the corporation. Significant departments and all bank branches report to and take direction from this position.

BASIC FUNCTIONS:

•	Maintain and grow North Valley Bancorp (Bancorp) and its subsidiary’s profitability for the benefit of stockholders and employees.
•	Support and assist Chief Executive Officer in accomplishment of Bancorp strategic plans, goals and objectives.
•	Actively participate in Senior Management Cabinet efforts and activities.
•	Support and assist branches and departments in their functional areas in accomplishing Bancorp goals and objectives.
•	Ensure vigorous cost and risk management strategies are implemented throughout areas of functional responsibility.
•	Ensure Bancorp Securities activities adhere to state and federal rules and regulations.
•	Assist and support development, implementation and marketing of new products and services that will enhance Bancorp and its entities’ profitability.
•	Ensure adherence to sound human resources policies, procedures and practices.
•	Communicate strategic planning goals and objectives to functional areas of responsibility.
•	Ensure operational adherence to Bancorp and its entities policies and procedures.
•	Consider for approval policies, procedures, reports, and correspondence.
•	Solicit or supply information to others through verbal or written communication.
•	Complete computations, forms, reports and other documents with a high level of attention to detail.
•	Utilize computers, software and peripherals to access and input information (both alpha and numeric), and generate and print reports and complete other documents as necessary.
•	Guide and coach direct-report management team to meet or exceed organizational goals.
•	Operate standard office equipment: telephone,10-key calculator, fax, photocopier, etc.
•	Maintain confidentiality regarding all customer and employee information.
•	Remain current regarding Bancorp and its entities’ policies and procedures.

DUTIES AND RESPONSIBILITIES (may include, but is not limited to):

•	Oversee Bancorp and its entities operations to maximize efficiency and effectiveness.
•	Ensure Bancorp and its entities operate efficiently and effectively.
•	Make recommendations to the Bancorp Board of Directors.
•	Execute Board of Directors’ directives to achieve organizational goals.

The above statements are intended to describe the general nature and level of work being performed by the person assigned to this position. This position description does not state or imply that the above are the only duties and responsibilities assigned to this position. Employees holding this position will be required to perform any other job-related duties requested by management. All requirements are subject to possible modification to reasonably accommodate individuals with a disability.

Chief Operation Officer Job Description	November 5, 2001
Executive Offices, North Valley Bancorp	Page 1 of 5

•	Assist CEO and Senior Management team to develop and implement Bancorp Strategic Plan.
•	Report Strategic Plan outcomes to Bancorp Board of Directors and shareholders.
•	Seek out growth strategies, evaluate outcomes, i.e. cost vs. benefit and risk vs. potential, and make recommendation to Board of Directors as appropriate.
•	Explore and recommend additional sources of fee income.
•	Convey vision and leadership that is clearly and definitively communicated to reporting functional areas.
•	Provide counsel and guidance to the reporting management team.
•	Oversee human resources activities, ensuring compliance to state and federal laws and regulations, project recruit and hiring needs, monitor performance to objectives, encourage and support retention activities, optimize scope and delivery of training, and control costs,
•	Responsible for accurate, timely and reasonable banking services for customers.
•	Maintains and develops Bancorp and its entities’ facilities, grounds and property.
•	Exercise wise and timely judgement to maximize opportunity, reduce exposure to risk, enhance overall Bancorp and its entities operations and financial success.
•	Represents the Bank and provides leadership in key community activities including, business, charitable, civic and social organizations.
•	Perform other duties as assigned.

SUPERVISORY RESPONSIBILITIES:

This position has supervisory responsibilities for various departments’ management team. Ensures personnel and human resource activities throughout the Bancorp and its entities adhere to state and federal laws and regulations and follow best practices.

SKILLS:

•	Executive management skills to lead and manage a large, dynamic and growing organization.
•	Leadership skills to guide, direct and counsel Bancorp and its entities operations and personnel.
•	Public relations and community involvement skills which enhance public opinion and respect for Bancorp.
•	Decision-making skills that draw upon education, experience and a solid understanding of operations and marketing in banking and financial institutions.
•	Able to take initiative and work independently.
•	Conduct research utilizing a variety of sources and formats.
•	Reasoning ability to identify problems, errors and omissions; collect data; establish facts and draw valid conclusions.
•	Must have excellent verbal and written communication skills for effectively receiving and imparting information.
•	Able to work effectively with all levels of Bancorp: Board of Directors, management and staff.
•	Time management skills to prioritize work and complete tasks within established time frames.
•	Team member and leadership skills to maintain productive, pleasant work environment and ensure meeting the business goals of the department.
•	Knowledge of fundamental personnel laws, regulations and practices.
•	Ability to effect positive outcomes in relationships with internal and external customers and the community at large.
•	Mathematical skills, including the ability to calculate financial ratios and to interpret financial statements and draw accurate fiscal conclusions.
•	Able to effectively use Bancorp computer and software programs.

QUALIFICATIONS:

•	Thorough, broad-based knowledge of bank operations.
•	Thorough knowledge and understanding of banking laws and regulations.

The above statements are intended to describe the general nature and level of work being performed by the person assigned to this position. This position description does not state or imply that the above are the only duties and responsibilities assigned to this position. Employees holding this position will be required to perform any other job-related duties requested by management. All requirements are subject to possible modification to reasonably accommodate individuals with a disability.

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Executive Offices, North Valley Bancorp	Page 2 of 5

•	In-depth knowledge and understanding of management concepts and practices.
•	Able to research documents, draw out specific information, and perform calculations and analysis to reach timely and effective conclusions.
•	Knowledge of accounting functions as they relate to banking and financial institutions.
•	Independent decision-maker who relies upon accurate and timely information from a broad spectrum of sources.
•	Computer skills to accomplish tasks efficiently and effectively.
•	Possess a valid Class C Driver’s License.
•	Proof of current and in force auto insurance.

EXPERIENCE:

•	Minimum 15 years banking experience.
•	Minimum 10 years banking experience at the executive or senior management level.
•	Previous fiscal management experience in a community bank environment is desirable.
•	Previous supervisory experience.

EDUCATION:

•	Post secondary education and experience leading to financial management expertise in banking/financial institution.
•	Baccalaureate in Business Administration is preferred.
•	Masters in Business Administration is desirable.

CERTIFICATIONS, LICENSES, REGISTRATIONS

None required.

PHYSICAL DEMANDS:

The physical demands described here are representative of those that must be met by an employee to successfully perform the essential functions of this job. Reasonable accommodations may be made to enable individuals with disabilities to perform the essential functions.

While performing the duties of this job, the employee is regularly required to use hands to finger, handle or feel objects, tools, or controls. This position will sit 50-75% of the work time. Employee will stand and walk 20-30% respectively, and climb, bend, crouch, reach and lift less than 10% of the work time. Occasionally the employee is required to ascend and descend stairs in order to conduct business. The employee is required to talk, hear and have good near and distant visual vision, including color discrimination, peripheral and depth perception. Occasionally the employee may be required to move or lift items weighing up to 25 lbs.

WORKING CONDITIONS:

The work environment characteristics described here are representative of those an employee encounters while performing the essential functions of this job. Work environment characteristics are based upon information provided by incumbent(s) and supervisor(s) related to this position. Reasonable accommodations may be made to enable individuals with disabilities to perform the essential functions.

Work environment is an office setting providing generally favorable working conditions. Lighting and temperature are adequate, and there are not hazardous or unpleasant conditions caused by noise, dust, etc.

In the performance of the position, the employee is required to travel by various means. Such activity will expose the employee to travel related hazards, including inclement weather and environments, which may have hazards. There is a potential of exposure to bank robberies.

The above statements are intended to describe the general nature and level of work being performed by the person assigned to this position. This position description does not state or imply that the above are the only duties and responsibilities assigned to this position. Employees holding this position will be required to perform any other job-related duties requested by management. All requirements are subject to possible modification to reasonably accommodate individuals with a disability.

Chief Operation Officer Job Description	November 5, 2001
Executive Offices, North Valley Bancorp	Page 3 of 5

Employee’s Signature:	Date:

Legibly Print Name:

The above statements are intended to describe the general nature and level of work being performed by the person assigned to this position. This position description does not state or imply that the above are the only duties and responsibilities assigned to this position. Employees holding this position will be required to perform any other job-related duties requested by management. All requirements are subject to possible modification to reasonably accommodate individuals with a disability.

Chief Operation Officer Job Description	November 5, 2001
Executive Offices, North Valley Bancorp	Page 4 of 5

OBJECTIVES:	MEASUREMENT	STANDARDS:
	CRITERIA:	Competent	Commendable	Distinguished

The above statements are intended to describe the general nature and level of work being performed by the person assigned to this position. This position description does not state or imply that the above are the only duties and responsibilities assigned to this position. Employees holding this position will be required to perform any other job-related duties requested by management. All requirements are subject to possible modification to reasonably accommodate individuals with a disability.

Chief Operation Officer Job Description	November 5, 2001
Executive Offices, North Valley Bancorp	Page 5 of 5